ED



S

19006467

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solium Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Blvd Suite A-18
(No. and Street)

WOODCLIFF LAKE (City) NEW JERSEY (State) 07677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick Sclanandre 201-476-9011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

700 Bankers Ct.2nd St. S.W. (Address) Calgary AB T2P QRB (City) Canada (State) (Zip Code)

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solium Financial Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President CEO

Title

Notary Public

LANE R. SCHORSCH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SC6241903
Qualified in Putnam County
My Commission Expires May 31, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solium
FINANCIAL

Solium Financial Services LLC
Financial Statements
December 31, 2018

Solium Financial Services LLC

December 31, 2018

Table of Contents



Deloitte LLP
700, 850 2 Street SW
Calgary, AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole member and the Board of Directors of Solium Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet Solium Financial Services, LLC (the "Company") as of December 31, 2018, and the related statements of operations and retained earnings, cash flows, changes in member's equity, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are not fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte LLP.

Chartered Professional Accountants
February 26, 2019

We have served as the Company's auditor since 2009.

Solium Financial Services LLC
Balance Sheet
As at December 31, 2018
(Amount in U.S. dollars)

	Notes	2018 $
ASSETS		
Current assets		
Cash		339,402
Trade and other receivables		86,217
Due from related parties	3	736,684
Total assets		1,162,303
LIABILITIES		
Current liabilities		
Trade payables and other accruals		49,993
Due to related parties	3	120,020
Total liabilities		170,013
SHAREHOLDERS' EQUITY		
Share capital	7	120,000
Retained earnings		872,290
Total shareholders' equity		992,290
Total liabilities and shareholders' equity		1,162,303

The financial statements were approved by the officers of the LLC on February 26, 2019 and were signed on its behalf.

Officer (signed) "Sujeet Kini" Officer (signed) "Dominick Scianandre"

The accompanying notes are an integral part of these financial statements.

Solium Financial Services LLC
Statement of Operations and Retained Earnings
For the year ended December 31, 2018
(Amount in U.S. dollars)

	2018 $
Revenue	
Broker access and administration fees	2,337,857
Operating expenses	
Salaries and wages	(75,000)
General and administrative	(153,186)
Total operating expenses	(228,186)
Income before income taxes	2,109,671
Income taxes	(580,949)
Net income	1,528,722
Retained earnings, beginning of year	3,643,568
Dividends	(4,300,000)
Retained earnings, end of year	872,290

The accompanying notes are an integral part of these financial statements.

Solium Financial Services LLC

Statement of Changes in Shareholders' Equity

For the year ended December 31, 2018

(Amount in U.S. dollars)

	Share capital $	Retained earnings $	Total equity $
Balance at, December 31, 2017	120,000	3,643,568	3,763,568
Net income	-	1,528,722	1,528,722
Dividends	-	(4,300,000)	(4,300,000)
Balance at, December 31, 2018	**120,000**	**872,290**	**992,290**

The accompanying notes are an integral part of these financial statements.

Solium Financial Services LLC

Statement of Changes in Liabilities Subordinate to Claims of General Creditors

For the year ended December 31, 2018

(Amount in U.S. dollars)

	$
Balance, December 31, 2017	-
Increases	-
Decreases	-
Balance, December 31, 2018	**-**

Note: No liabilities subordinate to claims of general creditors existed as at December 31, 2018.

The accompanying notes are an integral part of these financial statements.

Solium Financial Services LLC
Statement of Cash Flows
For the year ended December 31, 2018
(Amount in U.S. dollars)

	Notes	2018 $
Cash flows related to the following activities:		
Operating activities		
Net income		1,528,722
Changes in non-cash working capital	5	2,824,081
Cash flow from operating activities		4,352,803
Financing activities		
Dividends paid		(4,300,000)
Cash used in financing activities		(4,300,000)
Net increase in cash		52,803
Cash, beginning of year		286,599
Cash, end of year		339,402

The accompanying notes are an integral part of these financial statements.

(Amount in U.S. dollars, unless otherwise stated)

1. **Business organization**

Solium Financial Services LLC ("SFS", the "LLC" or the "Company") is a Delaware limited liability company ("LLC") and was incorporated on May 7, 2008 in New Jersey. Effective December 2, 2008, the Company was granted membership as a Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a wholly-owned subsidiary of Solium Holdings USA Inc. ("Solium Holdings"). As a LLC, the Company does not have a Board of Directors. Its business and affairs are governed by Solium Holdings pursuant to the Company's Operating Agreement.

The Company's primary source of revenue is derived from the access and administration fees earned through agreements with broker partners. The Company operates as a FINRA member and its Chief Executive Officer ("CEO") is licensed with FINRA. As of December 31, 2018, all registration fees and required filings have been made to FINRA and related securities authorities.

2. **Significant accounting policies**

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Financial statements

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Revenue

The Company derives revenue from sharing agreements with its broker partners. Revenue is recognized over time as the performance obligations are satisfied in the respective month for which the fees relate to.

Income taxes

Solium Holdings and its domestic subsidiaries, including SFS, file consolidated United States ("U.S.") federal and state income tax returns. Based on the results of the consolidated group, income taxes for SFS for the year ended December 31, 2018 have been estimated at the blended U.S. federal and state income tax rate of 27.54%.

Recently adopted accounting pronouncements

ASC 606 'Revenue from contracts with customers' was issued by the FASB in May 2014 and requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. The standard also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs. The Company has adopted the requirements of this ASC as of January 1, 2018 using the full retrospective transition method and there is no impact on the Company's financial statements.

(Amount in U.S. dollars, unless otherwise stated)

New standards and interpretations not yet adopted

As at the date of authorization of these financial statements, the following standard and interpretation relevant to the Company's operations was issued by the FASB but is not yet mandatory:

ASU 2016-13 'Measurement of credit losses on financial instruments' was issued by the FASB in June 2016. The amendment requires the use of the current expected credit losses impairment model for financial assets measured at amortized costs, which results in more timely recognition of credit losses. This ASU is effective for non-public entities for fiscal years beginning after December 15, 2020, and early adoption is permitted for fiscal years beginning after December 15, 2018. The Company expects the application of this new update will not have a material impact on the Company's financial statements.

3. Related party transactions

Amounts due to and from related parties represent cash collected or paid on behalf of SFS by affiliated companies and thus are due to or from SFS, net of operating costs paid by affiliated companies on behalf of SFS and due back from SFS. There are no fixed repayment terms and amounts are non-interest bearing.

Due from (to) related parties	2018 $
Solium Capital Inc.	**(8,184)**
Solium Capital LLC	**736,684**
Solium Holdings USA Inc.	**(110,967)**
Solium Capital UK Limited	**(869)**

4. Net capital

As at December 31, 2018, the Company's net capital is $360,975. The Company's excess net capital was $110,975 over the minimum requirements. Its aggregated debits was $56,998 and its ratio of net capital to aggregated debits was 633.31%. This was computed pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-1.

5. Changes in non-cash working capital

Changes in non-cash working capital items are detailed as follows:

	2018 $
Decrease in accounts receivable	**178,933**
Decrease in due from related parties	**2,678,273**
Decrease in accounts payable	**(33,125)**
Change in non-cash operating working capital	**2,824,081**

6. Financial instruments

Accounting principles generally accepted in the United States of America require that the Company disclose information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted prices for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's financial instruments are recorded at amortized cost. Their carrying amounts at year end approximate their fair values.

7. Share capital

The Company has authorized an unlimited number of common shares

Issued	**Number of shares**	**Amount $**
Common shares		
Balance, December 31, 2018	100	120,000

Solium Financial Services LLC
Statement of Net Capital
Pursuant to SEC Rule 15c3-1
As at December 31, 2018
(Amount in U.S. dollars)

	2018
	$
Total assets	**1,042,283**
Less: total liabilities	**(49,993)**
Net worth	**992,290**
Less: non-allowable assets	**(631,315)**
Net capital before haircuts	**360,975**
Less: total haircut charges	**-**
Net capital	**360,975**
Less: required minimum net capital	**(250,000)**
Excess net capital	**110,975**
Aggregated debits	**56,998**
Aggregated net capital to debits	**633.31%**

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited FORM X-17A-5, Part II filing as of December 31, 2018.

Solium Financial Services, LLC Compliance Report

Solium Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R.240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

a. The Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
b. The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2018;
c. The Company's Internal Control Over Compliance was not effective during the most recent fiscal year from January 1, 2018 through December 31, 2018;
d. The Company was not in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c-3-3(e) as of the end of the most recent fiscal year ended December 31,2018; and
e. The information the Company used to state whether it was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c-3-3(e) was derived from the books and records of the Company.

As a result of the above, the Company determined that it had material weakness in its Internal Control Over Compliance. The material weakness resulted from the following:

(1) In January 2019, as part of the Company's regular FINRA cycle audit, the Company was advised by FINRA that it was no longer eligible to file under the (K)(2)(ii) exemption. As a result, the Company is unable to introduce appropriate Internal Control Over Compliance procedures retrospectively and comply with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c-3-3(e) (the "reserve requirements rule") and, 17 C.F.R. § 240.17a-13, for the full period from January 1, 2018 through December 31, 2018.

(2) the Company failed to comply with the net capital rule and the reserve requirements rule during the full period from January 1, 2018 through December 31, 2018, provided that the Company did comply with the net capital rule and the reserve requirements rule for its Fourth Quarter FOCUS Report filing for the period ending December 31, 2018 and the Company has taken remediation steps to comply with such rules in 2019.

Solium Financial Services, LLC
I, Dominick Scianandre, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.



By: Dominick Scianandre
Title: CEO/CCO
February 26, 2019

Deloitte.

Deloitte LLP
700, 850 2 Street SW
Calgary, AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

February 26, 2019

Solium Financial Services, LLC
Mr. Dominic Scianandre, President
c/o Solium Capital Inc.
Suite 1500, 600 – 3rd Avenue S.W.
Calgary, Alberta T2P 0G5

Dear Mr. Scianandre:

We have performed an audit of the financial statements of Solium Financial Services, LLC (the "Company") as of and for the year ended December 31, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB").

PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, requires that we communicate, in writing, with you at least annually all relationships between Deloitte LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively, the "Deloitte Entities") and the Company and its affiliates or persons in financial reporting oversight roles at the Company and its affiliates (see United States Securities and Exchange Commission ("SEC") Rule 2-01 of Regulation S-X for definitions of "affiliates" and "financial reporting oversight roles")), that, as of the date of this letter, may reasonably be thought to bear on our independence.

The PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence,* and Canadian generally accepted auditing standards requires that we communicate, in writing with you, on a timely basis and at least annually, regarding our compliance with relevant ethical requirements regarding independence. We are also required to communicate all relationships and other matters between Deloitte LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively the "Deloitte Entities") and the Company and its affiliates, or persons in financial reporting oversight roles at the Company and its affiliates (see Securities and Exchange Commission (SEC) Rule 2-01 of Regulation S-X for definitions of "affiliates" and "financial reporting oversight roles"), that, as of the date of this letter, may reasonably be thought to bear on our independence as well as the related safeguards that have been applied to eliminate identified threats to independence or reduce them to an acceptable level. We have previously communicated with Mr. Sujeet Kini, interim chief financial officer of Solium Capital Inc., to obtain his views as to the nature of the matters that should be reported to those charged with governance.

In determining which relationships to report, the standards require us to consider relevant rules and related interpretations prescribed by the appropriate provincial regulator and applicable legislation, covering such matters as:

A. Holding a financial interest, either directly or indirectly, in a client;

B. Holding a position, either directly or indirectly, that gives the right or responsibility to exert significant influence over the financial or accounting policies of a client;

C. Personal or business relationships of immediate family, close relatives, partners or retired partners, either directly or indirectly, with a client;

D. Economic dependence on a client; and

E. Provision of services in addition to the audit engagement.

Since this Company is registered with the United States Securities and Exchange Commission (the "SEC"), we must also consider additional requirements for independence of auditors contained in relevant legislation and standards of professional conduct in the United States.

We confirm to you that the engagement team and others in the firm as appropriate, the firm and, when applicable, network firms have complied with relevant ethical requirements regarding independence.

We are not aware of any relationships between the Deloitte Entities and the Company and its affiliates, or persons in financial reporting oversight roles at the Company and its affiliates, that may reasonably be thought to bear on our independence, that have occurred from February 26, 2018 to February 26, 2019.

The total fees charged to the Company for audit services were $28,100 CAD plus a 7% administrative charge and applicable taxes during the period covered by the financial statements.

We hereby confirm that as of February 26, 2019, we are independent accountants with respect to the Company and its affiliates within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

This letter is intended solely for the information and use of the Board of Directors, management, and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We look forward to discussing with you the matters addressed in this letter, as well as other matters that may be of interest to you.

Yours truly,



Chartered Professional Accountants



Deloitte LLP
700, 850 2 Street SW
Calgary, AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

February 26, 2019

Solium Financial Services, LLC
Mr. Dominick Scianandre, President
Mr. Sujeet Kini, Interim Chief Financial Officer
c/o Solium Capital Inc.
Suite 1500, 600 – 3rd Avenue S.W.
Calgary, Alberta T2P 0G5

Independent Auditor's Consent

We consent to the use of our auditor's report dated February 26, 2019 to the Sole member and the Board of Directors of Solium Financial Services, LLC (the "Company") on the financial statements of the Company comprising the balance sheet as at December 31, 2018 and the statement of operations and retained earnings, statement of changes in shareholder's equity, statement of changes in liabilities subordinate to claims of general creditors and statement of cash flows for the year then ended to be filed with regulatory authorities on February 26, 2019.

We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the above filing of these financial statements pursuant to the continuous disclosure provisions of securities legislation of Alberta; accordingly, we do not consent to the use, or to the release (as such term is defined in section 138 of the Securities Act (Ontario) or other applicable securities legislation), by the Company or any other person, of our auditor's report for any other purpose. If our auditor's report is proposed to be used for any other purpose or otherwise released, a further consent in writing is required from us. If a further consent is requested, we will, subject to being retained for that purpose, undertake such additional procedures as are required by professional standards to enable us to determine whether we can furnish the further consent and, if we are able to do so, we will.

Yours very truly,

Deloitte LLP.

Chartered Professional Accountants

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1276*******************MIXED AADC 220
67942 FINRA DEC
SOLIUM FINANCIAL SERVICES LLC
50 TICE BLVD STE A18
WOODCLIFF LAKE, NJ 07677-7658

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre 201-476-9011

2. A. General Assessment (item 2e from page 2) $ 3,507

   B. Less payment made with SIPC-6 filed (exclude interest) (1,984)
   July 25, 2018
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 1,523

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,523

   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solium Financial Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of February, 20 19.

CEO/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,337,857
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,337,857
2e. General Assessment @ .0015	$ 3,507
	(to page 1, line 2.A.)

Deloitte.

Deloitte LLP
700, 850 2 Street SW
Calgary, AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

To the Shareholder of
Solium Financial Services, LLC
50 Tice Blvd. Ste. A18
Woodcliff Lake NJ 07677-7658

Dear Sirs/Mesdames:

In accordance with Rule 17a-5(e)(4) under the United States Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation to the United States Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2018 ("Form SIPC-7"), which were agreed to by Solium Financial Services, LLC ("SFS" or the "Company") and the United States Securities and Exchange Commission, United States Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. SFS's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte LLP.

Chartered Professional Accountants
Calgary, Alberta
February 26, 2019



Deloitte LLP
700, 850 2nd Street SW
Calgary, AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member and the Board of Directors of Solium Financial Services, LLC

We have examined Solium Financial Services, LLC's (the "Company") statements, included in the accompanying Solium Financial Services, LLC Compliance report that (1) the Company's internal control over compliance was not effective during the most recent fiscal year from January 1, 2018 through December 31, 2018; (2) The Company's internal control over compliance was not effective as of December 31, 2018; (3) the Company was not in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2018; and (4) the information used to state that the Company was not in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended December 31, 2018; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2018; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, the following material weaknesses have been identified in the Company's internal control over compliance during the year ended December 31, 2018:

(1) the Company failed to comply with the net capital rule and the reserve requirements rule and, 17 C.F.R. § 240.17a-13, and NASD Rule 2340 of the Financial Industry Regulatory Authority during the period from January 1, 2018 through December 31, 2018.

(2) the Company failed to comply with the net capital rule and the reserve requirements rule and NASD Rule 2340 of the Financial Industry Regulatory Authority as of December 31, 2018.

In our opinion, because of the material weaknesses referred to above, the Company's internal control over compliance was not effective during the year ended December 31, 2018. In our opinion, the Company's statements that the Company's internal control over compliance was not implemented as of December 31, 2018; the Company did not comply with the net capital rule and the reserve

requirements rule; and the information used to state that the Company was not in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records are fairly stated, in all material respects.

Deloitte LLP.

Chartered Professional Accountants

February 26, 2019